Wolfspeed, Inc.

4600 Silicon Drive

Durham, North Carolina 27703

December 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wolfspeed, Inc.

Registration Statement on Form S-1 (File No. 333-291524)

Request for Acceleration of Effectiveness

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Wolfspeed, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of the Company. The Company respectfully request that the Registration Statement become effective as of 4:30 p.m. Eastern Time on December 15, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Richard Kim at (650) 470-4980.

Thank you for your assistance in this matter.

Sincerely,

WOLFSPEED, INC.

By:	/s/ Melissa Garrett
Melissa Garrett
Senior Vice President and General Counsel

cc:	Robert Feurle, Wolfspeed, Inc.

Tad Freese, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP